Securities and Exchange Commission
Washington, D.C. 20549

Form N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Venture Lending & Leasing VIII, Inc. (the “Company”)

Address of Principal Business Office:	104 La Mesa Drive Suite 102 Portola Valley, CA 94028

Telephone Number:	(650) 234-4300

Name and address of agent for service of process:	National Corporate Research, Ltd. 836 Park Avenue, 2nd Floor Baltimore, MD 21201

[X]
The Company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. The Form 10 was filed on May 29, 2015. The File No. is 000-55449.

The undersigned Company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in California; that it will be operated for the purpose of making investments in securities and described in Section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned has caused this notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Portola Valley and state of California on the 4th day of August, 2015.

[SEAL]		Signature	/s/ Maurice C. Werdegar
Venture Lending & Leasing VIII, Inc
		By:	Maurice C. Werdegar
President and Chief Executive Officer

Attest:	/s/ Martin D. Eng
Martin D. Eng
Chief Financial Officer, Treasurer and Secretary

09165-0004/LEGAL126905205.1